Exhibit 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2014

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Financial Position

(unaudited in thousands of U.S. dollars)

	September 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents (Note 18)	$159,982	$249,937
Short-term investments (Note 5)	217,506	172,785
Trade and other receivables (Note 4a)	104,536	114,782
Income taxes receivable	43,570	40,685
Inventories (Note 6)	250,512	284,352
Prepaid and other current assets	5,531	9,123
	781,637	871,664
Non-current assets
Mineral properties, plant and equipment (Note 7)	1,864,487	1,870,678
Long-term refundable tax	11,422	9,801
Deferred tax assets	249	165
Other assets (Note 9)	7,591	8,014
Goodwill (Note 8)	7,134	7,134
Total Assets	$2,672,520	$2,767,456

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$121,122	$125,609
Loan payable (Note 11)	14,220	20,095
Share purchase warrants (Note 16)	7	-
Provisions (Note 12)	3,102	3,172
Current portion of finance lease (Note 13)	4,282	4,437
Current income tax liabilities	31,981	29,319
	174,714	182,632
Non-current liabilities
Provisions (Note 12)	46,095	43,817
Deferred tax liabilities	273,220	285,947
Share purchase warrants (Note 16)	-	207
Long-term portion of finance lease (Note 13)	4,658	5,717
Long-term debt (Note 14)	34,108	34,302
Other long-term liabilities (Note 15)	26,617	26,045
Total Liabilities	559,412	578,667

Equity
Capital and reserves (Note 16)
Issued capital	2,295,280	2,295,208
Share option reserve	21,827	21,110
Investment revaluation reserve	(318)	(137)
Retained deficit	(209,546)	(133,847)
Total Equity attributable to equity holders of the Company	2,107,243	2,182,334
Non-controlling interests	5,865	6,455
Total Equity	2,113,108	2,188,789
Total Liabilities and Equity	$2,672,520	$2,767,456

Commitments and Contingencies (Notes 4, 22)

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD ON November 13, 2014

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

2

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Net (Loss) Earnings

(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenue (Note 19)	$178,265	$213,556	$588,846	$632,144
Cost of sales
Production costs (Note 20)	(150,754)	(129,959)	(427,508)	(394,390)
Depreciation and amortization	(34,060)	(41,995)	(109,217)	(104,301)
Royalties	(5,829)	(7,668)	(22,678)	(20,889)
	(190,643)	(179,622)	(559,403)	(519,580)
Mine operating (loss) earnings	(12,378)	33,934	29,443	112,564

General and administrative	(3,561)	(3,939)	(14,857)	(14,377)
Exploration and project development	(3,665)	(2,622)	(8,947)	(14,485)
Impairment charge (Note 8)	-	-	-	(203,443)
Foreign exchange (loss) gain	(6,667)	4,969	(8,789)	(8,679)
Loss on commodity and foreign currency contracts	-	(6,566)	-	(5,600)
(Loss) gain on sale of assets	(129)	135	200	8,099
Other (expenses) income	(230)	1,078	269	(2,539)
(Loss) Earnings from operations	(26,630)	26,989	(2,681)	(128,460)

Gain on derivatives (Note 4)	2,242	1,333	1,600	15,466
Investment income	1,064	802	2,272	3,678
Interest and finance expense	(1,150)	(3,203)	(7,463)	(7,376)
(Loss) earnings before income taxes	(24,474)	25,921	(6,272)	(116,692)
Income taxes (Note 21)	4,297	(11,685)	(12,824)	(36,091)
Net (loss) earnings for the period	$(20,177)	$14,236	$(19,096)	$(152,783)

Attributable to:
Equity holders of the Company	$(20,254)	$14,154	$(18,882)	(152,237)
Non-controlling interests	77	82	(214)	(546)
	$(20,177)	$14,236	$(19,096)	$(152,783)
(Loss) earnings per share attributable to common shareholders (Note 17)
Basic (loss) earnings per share	$(0.13)	$0.09	$(0.12)	$(1.00)
Diluted (loss) earnings per share	$(0.15)	$0.09	$(0.13)	$(1.04)
Weighted average shares outstanding (in 000’s) Basic	151,506	151,411	151,503	151,525
Weighted average shares outstanding (in 000’s) Diluted	153,433	153,338	153,430	153,452

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income

(unaudited in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net (loss) earnings for the period	$(20,177)	$14,236	$(19,096)	$(152,783)

Items that may be reclassified subsequently to net earnings:
Unrealized net (loss) earnings on available for sale securities (net of zero dollars tax in 2014 and 2013)	(68)	241	(943)	(210)
Reclassification adjustment for net gains (loss) included in earnings (net of zero dollars tax in 2014 and 2013)	81	(283)	762	(1,713)
Total comprehensive (loss) income for the period	$(20,164)	$14,194	$(19,277)	$(154,706)

Total comprehensive (loss) income attributable to:
Equity holders of the Company	$(20,241)	$14,112	$(19,063)	$(154,160)
Non-controlling interests	77	82	(214)	(546)
	$(20,164)	$14,194	$(19,277)	$(154,706)

See accompanying notes to the condensed interim consolidated financial statements.

3

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Cash flow from operating activities
Net (loss) earnings for the period	$(20,177)	$14,236	$(19,096)	$(152,783)
Current income taxes recovery (expense) (Note 21)	(252)	12,400	25,672	43,169
Deferred income tax recovery (Note 21)	(4,045)	(715)	(12,848)	(7,078)
Depreciation and amortization	34,060	41,995	109,217	104,301
Impairment charge (Note 8)	-	-	-	203,443
Accretion on closure and decommissioning provision	809	759	2,429	2,273
Unrealized loss (gain) on foreign exchange	2,577	(7,830)	4,652	(266)
Share-based compensation expense	672	847	2,025	2,106
Unrealized loss on commodity contracts		2,448	-	1,825
Gain on derivatives (Note 4)	(2,242)	(1,333)	(1,600)	(15,466)
Gain on sale of assets	129	(135)	(200)	(8,099)
Net realizable value adjustment for inventory	15,414	(8,672)	27,741	(4,557)
Changes in non-cash operating working capital (Note 18)	14,516	(4,898)	12,460	(27,596)
Operating cash flows before interest and income taxes	41,461	49,102	150,452	150,386

Interest paid	(1,802)	(1,583)	(3,183)	(3,116)
Interest received	994	849	1,543	2,058
Income taxes paid	(2,308)	(7,638)	(25,447)	(75,878)
Net cash generated from operating activities	$38,345	$40,730	$123,365	$73,450

Cash flow used in investing activities
Payments for mineral property, plant and equipment	(27,925)	(41,708)	(101,630)	(125,732)
Purchase of short term investments	(19,000)	(7,480)	(47,196)	(21,267)
Proceeds from sale of assets	86	(1,839)	474	8,205
Net refundable tax and other asset expenditures	(623)	117	(1,262)	81
Net cash used in investing activities	$(47,462)	$(50,910)	$(149,614)	$(138,713)

Cash flow from (used in) financing activities
Shares repurchased and cancelled (Note 16)	-	-	-	(6,740)
Dividends paid	(18,939)	(18,926)	(56,817)	(56,874)
(Payments on) proceeds from short term loans	12,522	-	(1,994)	18,624
Payments on construction and equipment leases	(2,581)	(1,834)	(3,803)	(27,684)
Distributions to non-controlling interests	(376)	(302)	(376)	(302)
Net cash used in financing activities	$(9,374)	$(21,062)	$(62,990)	$(72,976)
Effects of exchange rate changes on cash and cash equivalents	(515)	834	(716)	(343)
Net decrease in cash and cash equivalents	(19,006)	(30,408)	(89,955)	(138,582)
Cash and cash equivalents at the beginning of the period	178,988	238,034	249,937	346,208
Cash and cash equivalents at the end of the period	$159,982	$207,626	$159,982	$207,626

See accompanying notes to the condensed interim consolidated financial statements.

4

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings (deficit)	Total	Non- controlling interests	Total equity
Balance, December 31, 2012	151,820,635	$2,300,517	$20,560	$964	$388,202	$2,710,243	$7,328	$2,717,571
Total comprehensive income
Net (loss) earnings for the year	-	-	-	-	(445,851)	(445,851)	5	(445,846)
Other comprehensive loss	-	-	-	(1,101)	-	(1,101)	-	(1,101)
	-	-	-	(1,101)	(445,851)	(446,952)	5	(446,947)
Shares issued on the exercise of stock options				-	-		-
Shares issued as compensation	94,659	1,035	-	-	-	1,035	-	1,035
Shares issued on the exercise of warrants				-	-		-
Shares repurchased and cancelled	(415,000)	(6,344)	-	-	(396)	(6,740)	-	(6,740)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	(47)	(47)	(878)	(925)
Share-based compensation on option grants	-	-	550	-	-	550	-	550
Dividends paid	-	-	-	-	(75,755)	(75,755)	-	(75,755)
Balance, December 31, 2013	151,500,294	$2,295,208	$21,110	$(137)	$(133,847)	$2,182,334	$6,455	$2,188,789
Total comprehensive income
Net loss for the period	-	-	-	-	(18,882)	(18,882)	(214)	(19,096)
Other comprehensive loss	-	-	-	(181)	-	(181)		(181)
	-	-	-	(181)	(18,882)	(19,063)	(214)	(19,277)
Shares issued as compensation	5,521	72	-	-	-	72	-	72
Share-based compensation on option grants	-	-	717	-	-	717	-	717
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(376)	(376)
Dividends paid	-	-	-	-	(56,817)	(56,817)	-	(56,817)
Balance, September 30, 2014	151,505,815	$2,295,280	$21,827	$(318)	$(209,546)	$2,107,243	$5,865	$2,113,108

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings (deficit)	Total	Non- controlling interests	Total equity
Balance, December 31, 2012	151,820,635	$2,300,517	$20,560	$964	$388,202	$2,710,243	$7,328	$2,717,571
Total comprehensive income
Net loss for the period	-	-	-	-	(152,237)	(152,237)	(546)	(152,783)
Other comprehensive loss	-	-	-	(1,923)	-	(1,923)	-	(1,923)
	-	-	-	(1,923)	(152,237)	(154,160)	(546)	(154,706)
Issued as compensation	5,077	64	-	-	-	64	-	64
Shares repurchased and cancelled	(415,000)	(6,344)	-	-	(396)	(6,740)	-	(6,740)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(302)	(302)
Stock-based compensation on option grants	-	-	195	-	-	195	-	195
Dividends paid	-	-	-	-	(56,874)	(56,874)	-	(56,874)
Balance, September 30, 2013	151,410,712	$2,294,237	$20,755	$(959)	$178,695	$2,492,728	$6,480	$2,499,208

5

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Mexico, Peru, Argentina and Bolivia. Additionally, the Company has project development activities in Mexico, Peru and Argentina, and exploration activities throughout South America, Mexico and the United States.

2.	Summary of Significant Accounting Policies

a.	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2013, with the exception of accounting policies described below. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these condensed interim consolidated financial statements have been included. Operating results for the three and nine months periods ending September 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2013.

Changes in Accounting Policies

The Company adopted the following new accounting interpretation along with any consequential amendments, effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's condensed interim consolidated financial statements.

b.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

6

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 1017. The Company will apply IFRS 15 beginning on January 1, 2017. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

c.	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores Mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus investment revaluation reserve plus retained deficit all totaling to $2.1 billion as at September 30, 2014 (December 31, 2013 - $2.2 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2013.

4.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follow:

	September 30, 2014	December 31, 2013
Current derivative assets
Foreign currency and lead and silver contracts	$-	$-

Current derivative liabilities
Share purchase warrants	$(7)	$-

Non-current derivative liabilities
Share purchase warrants	$-	$(207)
Conversion feature on convertible notes	(19)	(1,419)
	$(19)	$(1,626)

7

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL.

	September 30, 2014	December 31, 2013
Trade receivables from provisional concentrates sales	$39,385	$31,727
Not arising from sale of metal concentrates	65,151	83,055
Trade and other receivables	$104,536	$114,782

The net (losses) gains on derivatives for the three and nine months ended September 30, 2014 and 2013 were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Loss on commodity and foreign currency contracts:
Realized gain on commodity and foreign currency contracts	$-	$(4,118)	$-	$(3,775)
Unrealized loss on commodity and foreign currency contracts	-	(2,448)	-	(1,825)
	$-	$(6,566)	$-	$(5,600)
(Loss) gain on derivatives:
(Loss) gain on share purchase warrants (Note 16)	$(2)	$490	$200	$7,662
Gain on conversion feature of convertible notes (Note 14)	2,244	843	1,400	7,804
	2,242	1,333	1,600	15,466

b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities are designated as available-for-sale. The unrealized (losses) gains on available-for-sale investments recognized in other comprehensive (loss) income for the three and nine months ended September 30 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Unrealized net (loss) gain on available for sale securities (net of zero dollars tax in 2014 and 2013)	$(68)	$241	$(943)	$(210)
Reclassification adjustment for net gains (loss) included in earnings (net of zero dollars tax in 2014 and 2013)	$81	$(283)	$762	$(1,713)
	$13	$(42)	$(181)	$(1,923)

c)	Fair Value of Financial Instruments

(i)	Fair value measurement of financial assets and liabilities recognized in the condensed interim consolidated financial statements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

8

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At September 30, 2014, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis are categorized as follows:

	September 30, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$217,506	$-	$172,785	$-
Trade receivable from provisional concentrate sales	$-	$39,385	$-	$31,727
Share purchase warrants	$-	$(7)	$-	$(207)
Conversion feature of convertible notes	$-	$(19)	$-	$(1,419)
	$217,506	$39,359	$172,785	$30,101

There were no transfers between level 1 and level 2 during the three and nine months ended September 30, 2014. For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at September 30, 2014 or December 31, 2013.

At September 30, 2014, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated income statements at a fair value that would be categorized as a level 3 in the fair value hierarchy above (December 31, 2013 - $nil).

(ii)	Valuation Techniques

Short-term investments

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Receivables from provisional concentrate sales

The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) price for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver and as such are classified as level 2 of the fair market value hierarchy.

Derivative financial assets

The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.

9

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Share purchase warrants

The Company’s unrealized gains and losses on share purchase warrants are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. The fair value of the share purchase warrants is determined using the Black Scholes pricing model which is further discussed in Note 16.

Convertible notes

The Company’s unrealized gains and losses on conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The conversion feature on the convertible notes is considered an embedded derivative and is classified as and accounted for as a financial liability at fair value with changes in fair value included in earnings. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

d)	Financial Instruments and Related Risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(i)	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions.

(ii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2014 the Company had receivable balances associated with buyers of its concentrates of $39.4 million (December 31, 2013 - $31.7 million).  The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At September 30, 2014 the Company had approximately $40.4 million (December 31, 2013 - $54.7 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

10

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations. The credit risk, which the Company regularly assesses, is that the bank as an issuer of a financial instrument will default.

(iii)	Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

To mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and CAD to match anticipated spending. At September 30, 2014, the Company had no outstanding contracts to purchase Peruvian Nuevo soles or Mexican pesos. The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. At September 30, 2014, the Company’s cash and short term investments include $89.7 million in CAD and $21.1 million in MXN (September 30, 2013 - $163.1 million in CAD and $28.9 million in MXN).

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

(v)	Commitments

The Company’s commitments at September 30, 2014 have contractual maturities as summarized below:

11

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$9,415	$4,560	$4,557	$298	$-
Current liabilities	119,257	119,257	-	-	-
Loan payable (Note 11)	14,220	14,220	-	-	-
Severance accrual	4,556	1,113	444	1,938	1,061
Employee compensation plan(3)	-	-	-	-	-
Restricted share units (“RSUs”)(3)	2,120	1,291	829	-	-
Convertible notes (4)	38,681	1,631	37,050	-	-
Derivative financial instruments	7	7	-	-	-
Provisions	5,086	3,102	1,984	-	-
Income taxes payable	31,981	31,981	-	-	-
Total contractual obligations(5)	$225,323	$177,162	$44,864	$2,236	$1,061

(1)	Includes lease obligations in the amount of $9.4 million (December 31, 2013 - $10.9 million) with a net present value of $8.9 million (December 31, 2013 - $10.2 million); discussed further in Note 13.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

	Future interest component		Within 1 year
Current portion of:
Accounts payable and other liabilities	$119,257	$-	$119,257
Loan obligation	14,220	-	14,220
Current severance liability	1,113	-	1,113
Current portion of finance lease	4,282	278	4,560
Employee Compensation &RSU’s	752	539	1,291
Convertible note	-	1,631	1,631
Derivative financial instruments	7	-	7
Provisions	3,102	-	3,102
Income tax payable	31,981	-	31,981
Total contractual obligations within one year	$174,714	$2,448	$177,162

(3)	Includes RSU obligation in the amount of $2.1 million (2013 – $1.7 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2014 and 50% in December 2015.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 15, and deferred tax liabilities.

5.	Short Term Investments

	September 30, 2014			December 31, 2013
Available for sale	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding losses
Short term investments	$217,506	$217,824	$(318)	$172,785	$172,922	$(137)

6.	Inventories

Inventories consist of:

	September 30, 2014	December 31, 2013
Concentrate inventory	$21,351	$32,189
Stockpile ore(1)	37,670	42,389
Heap inventory(2)	80,930	90,456
Doré and finished inventory(3)	52,909	58,256
Materials and supplies	57,652	61,062
	$250,512	$284,352
(1)	Includes an impairment charge of $5.0 million to reduce the cost of inventory to NRV at Manantial Espejo and Dolores mines (December 31, 2013 – nil).
(2)	Includes an impairment charge of $24.4 million to reduce the cost of inventory to net realizable value at Dolores mine (December 31, 2013 - $10.3 million).
(3)	Includes an impairment charge of $11.3 million to reduce the cost of inventory to net realizable value at Dolores, Alamo Dorado and Manantial Espejo mines (December 31, 2013 - $2.7).

12

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

7.	Mineral Properties, Plant and Equipment

Mineral properties, plant and equipment consist of:

	September 30, 2014			December 31, 2013
	Cost	Accumulated Depreciation Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$155,897	$(68,352)	$87,545	$147,391	$(62,878)	$84,513
Morococha mine, Peru	210,406	(82,122)	128,284	202,213	(68,220)	133,993
Alamo Dorado mine, Mexico	193,405	(152,257)	41,148	193,035	(143,330)	49,705
La Colorada mine, Mexico	129,214	(59,332)	69,882	107,002	(52,588)	54,414
Dolores mine, Mexico	836,448	(336,786)	499,662	767,194	(296,751)	470,443
Manantial Espejo mine, Argentina	341,498	(190,449)	151,049	321,047	(162,058)	158,989
San Vicente mine, Bolivia	127,073	(61,695)	65,378	124,859	(55,727)	69,132
Other	24,664	(4,916)	19,748	24,735	(4,476)	20,259
Total	$2,018,605	$(955,909)	$1,062,696	$1,887,476	$(846,028)	$1,041,448

Land and Exploration and Evaluation:
Land			$8,530			$8,513
Navidad Project, Argentina			462,400			462,400
Minefinders Group, Mexico			290,215			317,117
Morococha, Peru			9,674			10,432
Other			30,972			30,768
Total non-producing properties			$801,791			$829,230
Total mineral properties, plant and equipment			$1,864,487			$1,870,678

8.	Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in assumptions indicate that the carrying amount may not be recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.

Based on the Company’s assessment at September 30, 2014 of potential impairments with respect to its mineral properties, the Company has concluded that there are no impairment charges required as at September 30, 2014.

Due to the sensitivity of the recoverable amount to various factors especially long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges or recoveries in future periods.

The total impairment charge for the three and nine months ended September 30, 2014 is nil and nil (2013 - before tax - $nil million and $203.4 million, respectively).

Goodwill consists of:

As at December 31, 2012	$198,946
Impairment of La Bolsa Property	(7,124)
Impairment of Dolores mine	(184,688)
As at December 31, 2013	7,134
Changes 2014	-
As at September 30, 2014	$7,134

13

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

9.	Other Assets

Other assets consist of:

	September 30, 2014	December 31, 2013
Long-term prepaid expense(1)	$5,490	$5,648
Investments in Associates	1,450	1,450
Reclamation bonds	91	92
Lease receivable(2)	524	788
Other assets	36	36
	$7,591	$8,014

(1) Includes a prepaid deposit related to the Gas Line Project at the Manantial Espejo mine for $5.2 million.

(2) The Company entered into a finance leasing arrangement with employees at the Manantial Espejo mine for certain housing units. The term of the finance lease entered into is 6 years.

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	September 30, 2014	December 31, 2013
Trade accounts payable	$45,837	$51,590
Royalties payable	9,577	9,799
Other accounts payable and trade related accruals	28,307	28,419
Payroll and related benefits	22,913	19,463
Severance accruals	1,113	649
Other taxes payable	1,447	235
Advances on concentrate	1,996	7,810
Other	9,932	7,644
	$121,122	$125,609

11.	Loan payable

	September 30, 2014	December 31, 2013
Loan payable(1)	$14,233	$23,496
Unrealized gain on foreign exchange	(13)	(3,401)
	$14,220	$20,095

(1)	On September 25, 2013, one of the Company’s subsidiaries (Minera Triton Argentina S.A.) received an unsecured bank loan for $100.0 million Argentine pesos (equivalent to USD $18.6 million) in order to meet its short term obligations. The loan term was one year with an interest rate of 25.3%. The loan was repaid in June 2014 for $12.3 million crystalizing a realized foreign exchange gain of $6.3 million. As at September 30, 2014 the Company had received $85.7 million Argentine pesos (equivalent to USD $10.2 million) and $3.6 million USD on the line of credit which was repaid in October 2014.

12.	Provisions

	Closure and Decommissioning	Litigation	Total
As at December 31, 2013	$41,469	$5,520	$46,989
Revisions in estimates and obligations incurred	867	-	867
Charged (credited) to earnings:
-new provisions	-	228	228
-unused amounts reversed	-	3	3
-exchange gains on provisions	-	(212)	(212)
Charged in the period	(655)	(453)	(1,108)
Accretion expense	2,430	-	2,430
As at September 30, 2014	$44,111	$5,086	$49,197

14

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Maturity analysis of total provisions:

	September 30, 2014	December 31, 2013
Current	$3,102	$3,172
Non-current	46,095	43,817
	$49,197	$46,989

13.	Finance Lease Obligations

	September 30, 2014	December 31, 2013
Maturity analysis of finance leases:
Current	$4,282	$4,437
Non-current	4,658	5,717
Lease obligations (1)	$8,940	$10,154

(2)	Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments to their present value is presented in the table below.

	September 30, 2014	December 31, 2013
Less than a year	$4,561	$4,800
2 years	2,769	2,585
3 years	1,788	1,832
4 years	298	1,639
	9,416	10,856
Less future finance charges	(476)	(702)
Present value of minimum lease payments	$8,940	$10,154

14.	Long Term Debt

	September 30, 2014	December 31, 2013
Convertible notes	$34,089	$32,883
Conversion feature on the convertible notes	19	1,419
Total long-term debt	$34,108	$34,302

As part of the 2012 Minefinders acquisition the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note bears interest at 4.5% payable semi-annually on September 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. The Notes are convertible into a combination of cash and Pan American shares.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes. The unwinding of the discount is accreted as interest expense over the terms of the Notes using an effective interest rate. For the three and nine months ended September 30, 2014, $0.4 million and $1.2 million, respectively was capitalized to mineral property, plant and equipment (September 30, 2013 – $0.4 million and $1.3 million, respectively). The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at September 30, 2014 were expected stock price volatility of 41.53%, expected life of 1.25 years, and expected dividend yield of 4.55%.

15

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

During the three and nine months ended September 30, 2014, the Company recorded a $2.2 million gain and $1.4 million gain on the revaluation of the embedded derivative on the convertible notes (three and nine months ended September 30, 2013 – $0.8 million gain and $7.8 million gain, respectively).

The approximate current fair value of the notes, excluding the conversion feature at September 30, 2014 is $35.7 million (December 31, 2013 - $34.7 million).

15.	Other Long Term Liabilities

Other long term liabilities consist of:

	September 30, 2014	December 31, 2013
Deferred credit(1)	$20,788	$20,788
Long term income tax payable	2,385	2,180
Severance accruals	3,444	3,077
	$26,617	$26,045

(1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty selected the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

16.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option will be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of annual grants of restricted shares, restricted share units, and/or options to participants to buy shares of the Company, whereby at least 25% of the total annual award is comprised of restricted share units.  For the remaining 75% of the award amount, participants may elect a mix of restricted shares, restricted share units, and option grants.  Restricted share units vest in two tranches, one half (50%) on the first anniversary of the grant date and the second half (50%) on the second anniversary date of the award.  For share awards, participants are issued Pan American shares, with a two year “No Trading Legend,” and are therefore required to hold the shares for a minimum of two years.  There is no gross-up on common share awards, making the common share component of all awards net of required withholding taxes.  For option awards, no options vest immediately.  50% of options granted in a particular year vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted.  The options expire after seven years as set out under the LTIP guidelines.

16

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	Stock Options		Share Purchase Warrants
	Options	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2012	2,196,565	$24.07	7,814,605	$35.00	10,011,170
Granted	326,047	$11.57	-	$-	326,047
Exercised	-	$-	-	$-	-
Expired	(922,965)	$25.19	-	$-	(922,965)
Forfeited	(202,277)	$21.63	-	$-	(202,277)
As at December 31, 2013	1,397,370	$20.76	7,814,605	$35.00	9,211,975
Granted	-	$-	-	$-	-
Exercised	-	$-	-	$-	-
Expired	(195,562)	$17.73	-	$-	(195,562)
Forfeited	(18,321)	$22.35	-	$-	(18,321)
As at September 30, 2014	1,183,487	$21.22	7,814,605	$35.00	8,998,092

Long Term Incentive Plan

During the three months ended September 30, 2014, nil common shares were exercised in connection with the options under the plan (2013 – nil), nil options expired (2013 – nil) and nil options were forfeited (2013 – 56,780).

In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP. PSUs are notional share units that mirror the market value of the Company’s common shares (the “Shares”). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant, subject to certain exceptions. Performance results at the end of the performance period relative to pre-determined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board will consider PSU grants under the LTIP for the first time in late 2014.

During the nine months ended September 30, 2014, nil common shares were exercised in connection with the options under the plan (2013 – nil), 195,562 options expired (2013 – 229,327) and 18,321 options were forfeited (2013 – 61,992).

Replacement Option Awards

During the three and nine months ended September 30, 2014, nil common shares were issued under the Minefinders plans (2013 – nil). Nil options expired (September, 2013 – nil and 693,638, respectively) and nil options were forfeited (September, 2013 – 65,466 and 130,933, respectively).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at September 30, 2014. The underlying option agreements are specified in Canadian dollar amounts.

17

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2014	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at September 30, 2014	Weighted Average Exercise Price CAD$
$11.49 - $12.70	326,047	76.31	$11.57	20,642	$12.70
$17.02- $18.53	226,185	63.99	$18.45	119,220	$18.37
$18.54 - $24.90	349,238	49.59	$24.89	349,238	$24.89
$25.19 - $40.22	282,017	14.53	$30.05	282,017	$30.05
	1,183,487	51.35	$21.22	771,117	$25.44

For the three and nine months ended September 30, 2014, the total employee share-based compensation expense for options recognized in the income statement was $0.2 million and $0.7 million, respectively (2013 - $0.3 million and $0.2 million, respectively).

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants (Consideration and Replacement Warrants). The following table summarizes information concerning the warrants outstanding and warrants exercisable as at September 30, 2014. The underlying option agreements are specified in Canadian dollar amounts.

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2014	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at September 30, 2014	Weighted Average Exercise Price CAD$
$35.00	7,814,605	2.23	$35.00	7,814,605	$35.00

The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the three and nine months ended September 30, 2014, there was a derivative gain of nil million and $0.2 million, respectively (2013 – $0.5 and $7.7 million respectively).

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants. Assumptions used are as follows:

	September 30, 2014	December 31, 2013
Warrant strike price (CAD$)	$35.00	$35.00
Exchange rate (1CAD = USD)	0.89	0.94
Risk-free interest rate	1.0%	1.0%
Expected dividend yield	4.1	4.0%
Expected stock price volatility	74.7%	46.8%
Expected warrant life in years	0.19	0.93
Quoted market price at period end (CAD$)	$12.31	$12.41

Convertible note

The conversion feature on the convertible note, further discussed in Note 14, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.

Restricted Share Units (RSUs)

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additional RSUs are credited to reflect dividends paid on Pan American common shares over the vesting period.

18

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Compensation expense for RSUs for the three and nine months ended September 30, 2014 was nil and $0.8 million respectively (2013 – $0.1 million and $0.5 million respectively) and is presented as a component of general and administrative expense.

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on September 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company. On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the “2012 Contribution Plan”), effective on June 1, 2012.

The 2012 Contribution Plan is a two year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2012 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for two years starting in June 2012.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the two year period of the plan is $7.5 million. This program concluded in August 2014. No shares were issued from treasury pursuant to the 2012 Contribution Plan.

Normal Course Issuer Bid

On November 28, 2013, the Company received regulatory approval for a third normal course issuer bid to purchase up to 7,570,535 of its common shares, during the one year period from December 5, 2013 to December 4, 2014.

No shares were purchased during the three and nine months ended September 30, 2014 (2013 – nil and 415,000 shares, respectively).

Dividends

On February 19, 2014, the Company declared a dividend of $0.125 per common share paid to holders of record of its common share as of the close of business on March 3, 2014.

On May 8, 2014, the Company declared a dividend of $0.125 per common share paid to holders of record of its common share as of the close of business on May 21, 2013.

On August 13, 2014, the Company declared a quarterly dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on August 25, 2014.

On November 13, 2014, the Company declared a quarterly dividend of $0.125 per common share to be paid to holders of record of its common shares as of the close of business on November 25, 2014. These dividends were not recognized in these condensed interim consolidated financial statements during the period ended September 30, 2014.

17.	(Loss) Earnings Per Share (Basic and Diluted)

Three months ended September 30,	2014			2013
	Earnings (loss) (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Net (loss) earnings(1)	$(20,254)			$14,154

Basic EPS	$(20,254)	151,506	$(0.13)	$14,154	151,411	$0.09
Effect of Dilutive Securities:
Stock Options	-	-		-	-
Convertible Notes	(2,244)	1,927		(843)	1,927
Diluted EPS	$(22,498)	153,433	$(0.15)	$13,311	153,338	$0.09

(1)	Net earnings attributable to equity holders of the Company.

19

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Nine months ended September 30,	2014			2013
	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount
Net loss(1)	$(18,882)			$(152,237)

Basic EPS	$(18,882)	151,503	$(0.12)	$(152,237)	151,525	$(1.00)
Effect of Dilutive Securities:
Stock Options	-	-		-	-
Convertible Notes	(1,400)	1,927		(7,804)	1,927
Diluted EPS	$(20,282)	153,430	$(0.13)	$(160,041)	153,452	$(1.04)

(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and nine months ended September 30, 2014 were 8,998,092 out-of-money options, and warrants (2013 – 8,915,922 and 8,895,280 respectively).

18.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working capital items:	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Trade and other receivables	$28,005	$(11,100)	$6,610	$2,058
Inventories	(799)	9,921	10,649	(18,855)
Prepaid expenditures	2,015	2,460	3,593	3,464
Accounts payable and accrued liabilities	(14,892)	(5,195)	(7,095)	(12,530)
Provisions	187	(984)	(1,297)	(1,733)
	$14,516	$(4,898)	$12,460	$27,596

	Three months ended September 30,		Nine months ended September 30,
Significant Non-Cash Items:	2014	2013	2014	2013
Construction and other equipment acquired by leases	$880	$344	$2,594	$3,010
Share-based compensation issued to directors	$-	$-	$72	$-

Cash and cash equivalents are comprised of:	September 30, 2014	December 31, 2013
Cash	$154,286	$242,191
Short-term money market investments	$5,696	$7,746
	$159,982	$249,937

19.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in nine countries. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Company’s head office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

20

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended September 30, 2014
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$23,200	$22,431	$43,116	$20,173	$23,436	$26,514	$-	$19,395	$-	$178,265
Depreciation and amortization	$(2,912)	$(4,668)	$(13,289)	$(2,526)	$(2,390)	$(5,546)	$(41)	$(2,526)	$(162)	$(34,060)
Exploration and project development	$(201)	$(60)	$(585)	$(108)	$(3)	$(1,100)	$(985)	$-	$(623)	$(3,665)
Interest income	$107	$8	$5	$84	$67	$640	$-	$-	$83	$994
Interest and financing expenses	$(189)	$(180)	$(89)	$(60)	$(63)	$(72)	$(11)	$(56)	$(430)	$(1,150)
Loss on disposition of assets	$-	$(94)	$-	$-	$-	$-	$-	$(35)	$-	$(129)
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$2,242	$2,242
Foreign exchange gain (loss)	$115	$(215)	$44	$(329)	$(413)	$135	$(213)	$19	$(5,810)	$(6,667)
Earnings (loss) before income taxes	$1,160	$(381)	$(17,018)	$941	$761	$(14,870)	$(1,746)	$3,389	$3,290	$(24,474)
Income taxes (expense) recovery	$(1,183)	$(463)	$4,707	$(2,787)	$490	$5,973	$(35)	$(542)	$(1,863)	$4,297
Net (loss) earnings for the period	$(23)	$(844)	$(12,311)	$(1,846)	$1,251	$(8,897)	$(1,781)	$2,847	$1,427	$(20,177)
Capital expenditures	$3,230	$2,140	$6,879	$22	$7,085	$7,706	$(19)	$828	$54	$27,925
Total assets	$127,650	$173,810	$957,060	$126,202	$122,039	$269,095	$468,810	$97,189	$330,665	$2,672,520
Total liabilities	$38,347	$39,119	$237,647	$18,821	$32,531	$95,330	$1,344	$31,177	$65,096	$559,412

	Nine months ended September 30, 2014
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$72,527	$61,485	$123,981	$71,250	$78,015	$121,657	$-	$59,931	$-	$588,846
Depreciation and amortization	$(8,792)	$(14,346)	$(36,170)	$(9,535)	$(6,677)	$(26,188)	$(123)	$(6,894)	$(492)	$(109,217)
Exploration and project development	$(1,254)	$(397)	$(1,073)	$(201)	$(8)	$(1,362)	$(2,766)	$-	$(1,886)	$(8,947)
Interest income	$241	$19	$7	$208	$199	$666	$15	$-	$188	$1,543
Interest and financing expenses	$(563)	$(586)	$(1,099)	$(181)	$(191)	$(3,378)	$(34)	$(169)	$(1,262)	$(7,463)
Gain (loss) on disposition of assets	$17	$319	$-	$-	$-	$(102)	$-	$(34)	$-	$200
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$1,600	$1,600
Foreign exchange gain (loss)	$97	$(227)	$77	$(269)	$(167)	$4,517	$(211)	$314	$(12,920)	$(8,789)
Earnings (loss) before income taxes	$5,096	$(8,167)	$(42,159)	$11,916	$15,363	$(736)	$(3,965)	$12,031	$4,349	$(6,272)
Income taxes (expense) recovery	$(2,992)	$1,109	$12,856	$(7,114)	$(6,801)	$(223)	$(79)	$(5,671)	$(3,909)	$(12,824)
Net (loss) earnings for the period	$2,104	$(7,058)	$(29,303)	$4,802	$8,562	$(959)	$(4,044)	$6,360	$440	$(19,096)
Capital expenditures	$9,978	$6,835	$38,386	$226	$22,349	$21,198	$41	$2,423	$194	$101,630
Total assets	$127,650	$173,810	$957,060	$126,202	$122,039	$269,095	$468,810	$97,189	$330,665	$2,672,520
Total liabilities	$38,347	$39,119	$237,647	$18,821	$32,531	$95,330	$1,344	$31,177	$65,096	$559,412

21

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended September 30, 2013
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$25,525	$22,186	$41,220	$35,547	$25,926	$36,294	$-	$26,858	$-	$213,556
Depreciation and amortization	$(3,068)	$(4,878)	$(13,663)	$(4,828)	$(2,106)	$(9,942)	$(44)	$(3,208)	$(258)	$(41,995)
Exploration and project development	$(197)	$(239)	$(421)	$(171)	$(74)	$(368)	$160	$-	$(1,312)	$(2,622)
Interest income	$59	$1	$1	$179	$69	$-	$-	$-	$220	$529
Interest and financing expenses	$(186)	$(231)	$(253)	$(50)	$(57)	$(1,919)	$(12)	$(71)	$(424)	$(3,203)
(Loss) gain on disposition of assets	$(4)	$92	$-	$-	$9	$17	$1	$17	$3	$135
(Loss) gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$1,333	$1,333
Foreign exchange (loss) gain	$(29)	$18	$336	$477	$957	$2,321	$(847)	$326	$1,410	$4,969
Loss on commodity and foreign currency contracts	$-	$-	$(175)	$(408)	$(59)	$-	$-	$-	$(5,924)	$(6,566)
Earnings (loss) before income taxes	$2,691	$(3,072)	$(3,487)	$13,805	$6,877	$1,415	$(1,287)	$8,048	$931	$25,921
Income tax (expense) recovery	$(1,281)	$1,103	$(603)	$(4,402)	$(3,280)	$479	$(17)	$(2,952)	$(732)	$(11,685)
Net earnings (loss) for the period	$1,410	$(1,969)	$(4,090)	$9,403	$3,597	$1,894	$(1,304)	$5,096	$199	$14,236
Capital expenditures	$2,523	$3,387	$25,925	$2,282	$1,252	$3,385	$41	$3,177	$79	$42,051
Total assets	$120,779	$181,731	$1,309,918	$161,112	$120,196	$282,490	$469,162	$100,427	$341,896	$3,087,711
Total liabilities	$41,260	$44,244	$298,355	$4,102	$19,374	$100,567	$1,647	$25,264	$53,690	$588,503

	Nine months ended September 30, 2013
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$70,361	$61,581	$121,084	$124,661	$75,009	$118,603	$-	$60,845	$-	$632,144
Depreciation and amortization	$(8,299)	$(14,026)	$(28,663)	$(14,055)	$(5,443)	$(25,759)	$(114)	$(7,297)	$(645)	$(104,301)
Exploration and project development	$(628)	$(1,578)	$(659)	$(1,254)	$(194)	$(483)	$(3,003)	$-	$(6,686)	$(14,485)
Interest income	$462	$53	$8	$264	$112	$164	$-	$-	$995	$2,058
Interest and financing expenses	$(550)	$(770)	$(770)	$(151)	$(170)	$(3,508)	$(36)	$(211)	$(1,210)	$(7,376)
(Loss) gain on disposition of assets	$(4)	$246	$13	$9	$8,011	$(194)	$1	$17	$-	$8,099
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$15,466	$15,466
Foreign exchange gain (loss)	$33	$(529)	$(295)	$(470)	$685	$1,204	$(809)	$990	$(9,488)	$(8,679)
Loss on commodity and foreign currency contracts	$-	$-	$(175)	$(407)	$(59)	$-	$-	$-	$(4,959)	$(5,600)
Impairment charge	$-	$-	$(188,547)	$-	$-	$-	$-	$-	$(14,896)	$(203,443)
Earnings (loss) before income taxes	$2,845	$(16,592)	$(190,922)	$60,399	$24,629	$(8,062)	$(4,966)	$15,999	$(22)	$(116,692)
Income taxes (expense) recovery	$(2,954)	$3,455	$(592)	$(19,755)	$(7,901)	$964	$(44)	$(6,379)	$(2,885)	$(36,091)
Net (loss) earnings for the period	$(109)	$(13,137)	$(191,514)	$40,644	$16,728	$(7,098)	$(5,010)	$9,620	$(2,907)	$(152,783)
Capital expenditures	$12,455	$15,829	$67,528	$7,079	$11,324	$7,640	$157	$6,302	$235	$128,549
Total assets	$120,779	$181,731	$1,309,918	$161,112	$120,196	$282,490	$469,162	$100,427	$341,896	$3,087,711
Total liabilities	$41,260	$44,244	$298,355	$4,102	$19,374	$100,567	$1,647	$25,264	$53,690	$588,503

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2014	2013	2014	2013
Refined silver and gold	$95,503	$118,455	$333,835	$384,393
Zinc concentrate	21,268	18,728	58,700	52,425
Lead concentrate	23,862	29,063	80,183	75,588
Copper concentrate	37,632	47,310	116,128	119,738
Total	$178,265	$213,556	$588,846	$632,144

22

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

20.	Production Costs

Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Consumption of raw materials and consumables	$58,423	$56,281	$165,716	$157,593
Employee compensation and benefits expense	48,575	35,777	130,039	115,917
Contractors and outside services	23,460	20,568	64,325	68,509
Utilities	6,427	5,628	19,178	16,903
Other expenses	797	14,572	14,176	45,259
Changes in inventory[1]	13,072	(2,867)	34,074	(9,791)
	$150,754	$129,959	$427,508	$394,390

(1)	Changes in inventory include charges to reduce the cost of inventory to net realizable value for the three and nine months ended September 30, 2014 of $15.4 million and $27.7 million, respectively. (2013 - $8.7 million reversal and a charge of $4.6 million, respectively).

21.	Income Taxes

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Current income taxes	$(252)	$12,400	$25,672	$43,169
Deferred income taxes	(4,045)	(715)	(12,848)	(7,078)
Provision for income taxes	$(4,297)	$11,685	$12,824	$36,091

As of April 1, 2013, the applicable income tax rate in Canada was increased from 25.00% to 26.00%. The change in tax rate has no income tax impact because the deductible temporary differences in Canada are not recognized.

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the three and nine months ended September 30, 2014 and the comparable period of 2013 were foreign income tax rate differentials, non-deductible expenditures, foreign exchange rate changes, non-recognition of certain deferred tax assets, mining taxes paid and withholding taxes on payments from foreign subsidiaries. In addition, in 2013 the Company recorded a non-cash impairment charges on non-current assets and goodwill related to Compania Minera Dolores, S.A. de C.V.; and Minera Minefinders S.A. de C.V. No tax benefit has been recognized for these transactions. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

23

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Income before taxes	(24,474)	25,921	(6,272)	(116,692)
Statutory tax rate	26.00%	25.75%	26.00%	25.75%
Income tax expense based on above rates	$(6,364)	$6,675	$(1,631)	$(30,048)
Increase (decrease) due to:
Non-deductible expenses	1,245	687	2,981	3,624
Foreign tax rate differences	(3,351)	89	(3,441)	(8,420)
Change in net deferred tax assets not recognized:
- Argentina exploration expenses	624	451	1,400	1,736
- Other deferred tax assets not recognized	10	1,124	337	2,498
Non-taxable unrealized (gains)/losses on derivative financial instruments	(583)	(344)	(416)	(3,983)
Effect of other taxes paid (mining and withholding)	2,200	1,403	6,693	8,190
Non- deductible foreign exchange (gain)/loss	469	208	74	1,886
Change to temporary differences on inventory	-	-	2,647	-
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	411	1,107	2,200	2,587
Impairment charges	-	-	-	59,938
Other	1,042	285	1,980	(1,917)
	$(4,297)	$11,685	$12,824	$36,091
Effective tax rate	17.56%	45.08%	(204.46)%	(30.93)%

22.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial condition of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 4.

c.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of September 30, 2014 and December 31, 2013, $44.1 million and $41.5 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 12.

d.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

24

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

e.	Finance Leases

The present value of future minimum lease payments classified as finance leases at September 30, 2014 is $8.9 million (December 31, 2013 - $10.2 million) and the schedule of timing of payments for this obligation is found in Note 13.

f.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to its shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published “measured” reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from the application of this new tax, and as such is evaluating its options with its advisors. The Company and other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations.

g.	Law changes in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. The Company is evaluating these amendments, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any additional amounts for the quarter ended September 30, 2013. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

25

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

h.	Political changes in Bolivia

Following several years of uncertainty and speculation, on May 28, 2014 the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”) which has significant effects on the mining industry in Bolivia. The New Mining Law is based on the principles of the 2009 Bolivian Constitution which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration. Thus, the provisions of the New Mining Law have further entrenched the state-driven mining regime in the country, including the creation of a new Bolivian mining authority (“AJAM”) to provide principal mining oversight, varying the role of the Bolivian state mining corporation (“COMIBOL”) to focus exclusively on managing state-involved mining projects, requiring minimum levels of state participation and profit sharing in certain projects and by mandating that a state representative is appointed as president of the board of directors of mining associations formed under the New Mining Law. The New Mining Law has also been formulated to support the Bolivian economy by encouraging local industrial growth, for instance, by requiring mining companies to first seek the sale of their products to Bolivian counterparties before looking to international refiners and markets. Perhaps most important to the Company, under the New Mining Law, all pre-existing contracts must migrate to a new form of agreement, with renegotiated terms, within a 12 or 18 month period. As such, the Company’s current joint venture agreement with COMIBOL in connection with the San Vicente mine will need to be renegotiated in order to conform to the New Mining Law. The Company is assessing the potential impacts of the New Mining Law on its business, but the primary effects on the San Vicente operation and the Company’s interest therein will not be known until such time as the Company has, if compelled to do so, renegotiated its existing contract, and the full impact may only be realized over time. In the meantime, the New Mining Law provides that pre-existing agreements will be respected during the prescribed period of renegotiation and the Company will take every measure available to enforce its rights under its existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the prescribed renegotiation of the Company’s contract will not impact the Company’s involvement in the San Vicente operation in a materially negative way and such actions could have a material adverse impact on the Company and its business.

i.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

j.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

k.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

26

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

On September 22, 2011, Peru’s Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies will be subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above. Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 15.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow. Once full commercial production of San Vicente began, the Participation was reduced by 75% until the Company recovered its investment in the property. The Company has since recovered its investment and the Participation Fee has reverted back to its original percentage. For the three and nine months ended September 30, 2014 the royalties to COMIBOL amounted to approximately $1.5 million and $9.0 million (2013 - $3.1 million and $8.1 million, respectively).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the three and nine months ended September 30, 2014 the royalties to EMUSA amounted to approximately $0.2 million and $0.8 million, respectively. For the three and nine months ended September 30, 2013 the royalties amounted to $0.3 and $0.7 million, respectively.

27

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. This royalty is deductible for income tax purposes. For the three and nine months ended September 30, 2014, the royalty amounted to $1.7 million and $5.0 million, respectively (2013-$2.1 million and $5.6 million, respectively).

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the three and nine months ended September 30, 2014, the royalties to Royal Gold amounted to approximately $1.3 million and $3.8 million, respectively (2013 – $1.3 million and $3.4 million, respectively).

Navidad project

In late September 2012, the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.

In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

28